Matex Inc., a Wisconsin corporation ("Matex"), is the owner of record of 4,631,000 shares of Class B Common Stock. Additionally, Matex is the owner of record of 3,033,963.023 shares of Class C
Common Stock of the Company.

There is no public trading market for the Class B or Class C Common Stock,although shares of Class B Common Stock can be sold to eligible purchasers under the Company's articles of incorporation. Additionally, each share of Class B Common Stock and Class C Common Stock is convertible into Class A Common Stock of the Company which is listed for trading on the New York Stock Exchange (CUSIP 481130102), as follows:

(i) Class B Common Stock is convertible into Class A Common Stock on 1:1 basis

(ii) Class C Common Stock is convertible into either (i) Class A and Class B on a basis of 1:0.248243 Class C to Class A and 1:1.115727 Class C to Class B,or (ii) Class A only on a basis of 1:1.36397 Class C to Class A.

However, Class A Common Stock converted from Class B or Class C Common Stock, cannot be sold until the expiration of certain restriction periods, except in certain limited circumstances.

My late spouse, Judith Abert Meissner, was the owner of approximately 30% of the outstanding stock of Matex. I will be the Trustee and/or beneficiary of certain trusts created or to be created under her estate which will administer these shares of Matex. I do not own or control any shares of Matex other than those owned by my late spouse. Additionally, I am one of the three directors of Matex and serve as its president.

The 30% interest in Matex owned and/or controlled by me is not a controlling shareholder interest in Matex. The officers of Matex are not empowered to make any investment decisions with respect to Matex's portfolio. Thus, I do not have or share investment control over Matex's portfolio in my capacity as president. Additionally, as only one of its three directors, I do not have or share investment control over Matex's portfolio in my capacity as a director. As such, I disclaim beneficial ownership over the shares of Company held by Matex.